Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2018
NEWS RELEASE

Financial Highlights

	2Q 2018 GAAP	2Q 2018 Non-GAAP
• Net sales	$138.1 million (+6% Q/Q, +4% Y/Y)	$138.1 million (+6% Q/Q, +4% Y/Y)
• Gross margin	47.5%	47.5%
• Operating margin	24.6%	25.7%
• Earnings per diluted ADS	$0.85	$0.92

Business Highlights

•	Embedded Storage[1] sales increased approximately 7% Q/Q and accounted for about 85% of total sales
•	Client SSD controller sales increased about 5% Q/Q
•	eMMC controller sales decreased about 5% Q/Q
•	SSD solutions sales increased about 35% Q/Q
•	Client SSD controller projects with NAND flash vendors increased over 50% Q/Q

TAIPEI, Taiwan and MILPITAS, Calif., August 1, 2018 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2018. For the second quarter, net sales increased 6% sequentially to $138.1 million from $130.3 million in the first quarter 2018. Net income (GAAP) increased to $30.7 million or $0.85 per diluted ADS (GAAP) from a net income (GAAP) of $23.1 million or $0.64 per diluted ADS (GAAP) in the first quarter 2018.

For the second quarter, net income (non-GAAP) increased to $33.2 million or $0.92 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $25.6 million or $0.71 per diluted ADS (non-GAAP) in the first quarter 2018.

[1]	Embedded Storage comprises primarily eMMC and SSD controllers and data center and industrial SSD solutions.

Second Quarter 2018 Review

“In the second quarter, our client SSD controller sales continued to grow sequentially as well as year-over-year. In addition, our pipeline of SSD controller projects with NAND flash makers increased over 50% sequentially in the quarter, which is indicative of our customers growing focus on SSDs and our role as their controller partner,” said Wallace Kou, President and CEO of Silicon Motion. “Separately, our SSD solutions grew strongly while our eMMC sales declined slightly.”

Sales

(in millions, except percentages)	2Q 2018		1Q 2018		2Q 2017
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$129.4	94%	$121.4	93%	$121.6	92%
Q/Q	+7%		-3%		+4%
Y/Y	+6%		+4%		-6%
Mobile Communications**	$7.5	5%	$7.9	6%	$10.0	7%
Others	$1.1	1%	$1.1	1%	$1.2	1%
Total revenue	$138.1	100%	$130.3	100%	$132.7	100%
Q/Q	+6%		-4%		+4%
Y/Y	+4%		+2%		-6%
*	Mobile Storage products include Embedded Storage products (eMMC and SSD controllers and data center and industrial SSD solutions) and Expandable Storage products (SD memory cards and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2018	1Q 2018	2Q 2017	2Q 2018	1Q 2018	2Q 2017
Revenue	$138.1	$130.3	$132.7	$138.1	$130.3	$132.7
Gross profit	$65.6	$62.6	$64.6	$65.6	$62.6	$64.6
Percent of revenue	47.5%	48.0%	48.7%	47.5%	48.0%	48.7%
Operating expenses	$31.6	$37.7	$34.3	$30.2	$33.9	$32.8
Operating income	$34.0	$24.9	$30.3	$35.4	$28.7	$31.8
Percent of revenue	24.6%	19.1%	22.8%	25.7%	22.1%	23.9%
Earnings per diluted ADS	$0.85	$0.64	$0.67	$0.92	$0.71	$0.71

Other Financial Information

(in millions)	2Q 2018	1Q 2018	2Q 2017
Cash and cash equivalents, and short-term investments	$364.2	$346.1	$306.0
Bank loans	$12.0	$20.7	$25.0
Capital expenditures	$3.2	$3.6	$2.1
Dividend payments	$10.8	$10.8	$7.1
Loan repayments	$8.7	$4.3	—

During the second quarter, we had $3.2 million of capital expenditures for the routine purchase of software, design tools and other items.

Our second quarter cash flows were as follows:

3 months ended Jun. 30, 2018
(In $ millions)
Net income (GAAP)	30.7
Depreciation & amortization	2.8
Changes in operating assets and liabilities	5.7
Others	2.0

Net cash provided by operating activities	41.2

Acquisition of property and equipment	(3.2)
Long-term investment	(3.0)

Net cash used in investing activities	(6.2)

Dividend	(10.8)
Loans	(8.7)

Net cash used in financing activities	(19.5)

Effects of changes in foreign currency exchange rates on cash	(1.2)

Net increase in cash, cash equivalents and restricted cash	14.3

Returning Value to Shareholders

On October 24, 2017, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On May 23, 2018, we paid $10.8 million to shareholders as the third installment of our annual dividend.

On August 1, 2017, the Company announced that its Board of Directors had authorized a 12 month program for the Company to repurchase up to $200 million. In the second quarter, the Company did not repurchase any of its ADS and this program has now expired.

Business Outlook

“As NAND prices continue to decline and SSD affordability and adoption are improving, we are now increasing our full-year SSD controller growth expectation to at least 30%, with strong third quarter sequential growth,” said Wallace Kou, President and CEO of Silicon Motion. “However, due to a one quarter delay of large SSD solutions sales to a hyperscaler customer, we are now expecting our third quarter net sales to be stable sequentially despite strong SSD controller growth with revenue growth expected to improve in the fourth quarter. We expect that our gross and operating margins will benefit from the more favorable sales mix.”

For the third quarter of 2018, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$136.0m to $142.9m -1.5% to +3.5% Q/Q +7% to +12% Y/Y	—	$136.0m to $142.9m -1.5% to +3.5% Q/Q +7% to +12% Y/Y
Gross margin	48.4% to 50.4%	Approximately $0.1m*	48.5% to 50.5%
Operating margin	19.8% to 22.7%	Approximately $6.1m to $7.1m**	25.0% to 27.0%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $0.7 million of amortization of intangible assets and $5.4 million to $6.4 million of stock-based compensation.

For the full-year 2018, management reiterates:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$550m to $576m +5% to +10% Y/Y	—	$550m to $576m +5% to +10% Y/Y
Gross margin	47.4% to 49.4%	Approximately $0.5m*	47.5% to 49.5%
Operating margin	20.1% to 22.6%	Approximately $19.6m to $21.6m**	24.0% to 26.0%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $3.0 million of amortization of intangible assets and $16.6 million to $18.6 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on August 1, 2018.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 7585148

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 7585148

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain and loss on equity-method investment consists of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges, as well as the GAAP measures, assists our investors because such charges are not reflective of our ongoing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2017 ($)	Mar. 31, 2018 ($)	Jun. 30, 2018 ($)
Net Sales	132,732	130,344	138,055
Cost of sales	68,121	67,790	72,474

Gross profit	64,611	62,554	65,581
Operating expenses
Research & development	24,476	25,832	20,014
Sales & marketing	5,588	6,965	7,144
General & administrative	3,750	4,163	3,718
Amortization of intangibles assets	526	741	741

Operating income	30,271	24,853	33,964
Non-operating income (expense)
Interest income, net	958	1,213	1,394
Foreign exchange gain (loss), net	(65)	1,076	(933)
Gain (loss) on equity-method investment	—	—	(205)
Others, net	(7)	58	42

Subtotal	886	2,347	298

Income before income tax	31,157	27,200	34,262
Income tax expense	7,124	4,139	3,534

Net income	24,033	23,061	30,728

Earnings per basic ADS	$0.67	$0.64	$0.85
Earnings per diluted ADS	$0.67	$0.64	$0.85
Margin Analysis:
Gross margin	48.7%	48.0%	47.5%
Operating margin	22.8%	19.1%	24.6%
Net margin	18.1%	17.7%	22.3%
Additional Data:
Weighted avg. ADS equivalents[2]	35,741	35,900	36,113
Diluted ADS equivalents	35,801	36,119	36,151

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2017 ($)	Mar. 31, 2018 ($)	Jun. 30, 2018 ($)
Gross profit (GAAP)	64,611	62,554	65,581
Gross margin (GAAP)	48.7%	48.0%	47.5%
Stock-based compensation expense (A)	2	59	5
Gross profit (non-GAAP)	64,613	62,613	65,586
Gross margin (non-GAAP)	48.7%	48.0%	47.5%
Operating expenses (GAAP)	34,340	37,701	31,617
Stock-based compensation expense (A)	(982)	(3,078)	(712)
Amortization of intangible assets	(526)	(741)	(741)
Litigation expense	—	(13)	(8)
Operating expenses (non-GAAP)	32,832	33,869	30,156
Operating profit (GAAP)	30,271	24,853	33,964
Operating margin (GAAP)	22.8%	19.1%	24.6%
Total adjustments to operating profit	1,510	3,891	1,466
Operating profit (non-GAAP)	31,781	28,744	35,430
Operating margin (non-GAAP)	23.9%	22.1%	25.7%
Non-operating income (expense) (GAAP)	886	2,347	298
Foreign exchange loss (gain), net	65	(1,076)	933
Loss (gain) on equity-method investment	—	—	205
Non-operating income (expense) (non-GAAP)	951	1,271	1,436
Net income (GAAP)	24,033	23,061	30,728
Total pre-tax impact of non-GAAP adjustments	1,575	2,815	2,604
Income tax impact of non-GAAP adjustments	(173)	(243)	(138)
Net income (non-GAAP)	25,435	25,633	33,194
Earnings per diluted ADS (GAAP)	$0.67	$0.64	$0.85
Earnings per diluted ADS (non-GAAP)	$0.71	$0.71	$0.92
Shares used in computing earnings per diluted ADS (GAAP)	35,801	36,119	36,151
Non-GAAP Adjustments	51	55	38
Shares used in computing earnings per diluted ADS (non-GAAP)	35,852	36,174	36,189
(A)Excludes stock-based compensation as follows:
Cost of Sales	2	59	5
Research & development	315	1,868	227
Sales & marketing	596	659	433
General & administrative	71	551	52

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2017 ($)	Jun. 30,2018 ($)
Net Sales	260,023	268,399
Cost of sales	130,586	140,264

Gross profit	129,437	128,135
Operating expenses
Research & development	48,814	45,846
Sales & marketing	11,346	14,110
General & administrative	7,970	7,881
Amortization of intangibles assets	1,052	1,482

Operating income	60,255	58,816
Non-operating expense (income)
Interest income, net	1,717	2,607
Foreign exchange gain (loss), net	(420)	143
Gain (loss) on equity-method investment	—	(205)
Others, net	(10)	100

Subtotal	1,287	2,645

Income before income tax	61,542	61,461
Income tax expense	13,998	7,673

Net income	47,544	53,788

Earnings per basic ADS	$1.34	$1.49

Earnings per diluted ADS	$1.32	$1.49

Margin Analysis:
Gross margin	49.8%	47.7%
Operating margin	23.2%	21.9%
Net margin	18.3%	20.0%
Additional Data:
Weighted avg. ADS equivalents	35,594	36,007
Diluted ADS equivalents	35,887	36,135

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2017 ($)	Jun. 30, 2018 ($)
Gross profit (GAAP)	129,437	128,135
Gross margin (GAAP)	49.8%	47.7%
Stock-based compensation expense (A)	69	64
Gross profit (non-GAAP)	129,506	128,199
Gross margin (non-GAAP)	49.8%	47.8%
Operating expenses (GAAP)	69,182	69,319
Stock-based compensation expense (A)	(4,050)	(3,790)
Amortization of intangible assets	(1,052)	(1,482)
Litigation expense	—	(21)
Operating expenses (non-GAAP)	64,080	64,026
Operating profit (GAAP)	60,255	58,816
Operating margin (GAAP)	23.2%	21.9%
Total adjustments to operating profit	5,171	5,357
Operating profit (non-GAAP)	65,426	64,173
Operating margin (non-GAAP)	25.2%	23.9%
Non-operating income (expense) (GAAP)	1,287	2,645
Foreign exchange loss (gain), net	412	(143)
Loss (gain) on equity-method investment	—	205
Non-operating income (expense) (non-GAAP)	1,699	2,707
Net income (GAAP)	47,544	53,788
Total pre-tax impact of non-GAAP adjustments	5,583	5,419
Income tax impact of non-GAAP adjustments	(593)	(381)
Net income (non-GAAP)	52,534	58,826
Earnings per diluted ADS (GAAP)	$1.32	$1.49
Earnings per diluted ADS (non-GAAP)	$1.46	$1.63
Shares used in computing earnings per diluted ADS (GAAP)	35,887	36,135

	For the Six Months Ended
	Jun. 30, 2017 ($)	Jun. 30, 2018 ($)
Non-GAAP Adjustments	65	46
Shares used in computing earnings per diluted ADS (non-GAAP)	35,952	36,181
(A)Excludes stock-based compensation as follows:
Cost of Sales	69	64
Research & development	2,165	2,095
Sales & marketing	1,205	1,092
General & administrative	680	603

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2017 ($)	Mar. 31, 2018 ($)	Jun. 30, 2018 ($)
Cash and cash equivalents	303,612	341,695	356,200
Short-term investments	2,354	4,387	7,961
Accounts receivable (net)	76,644	80,933	78,657
Inventories	81,767	93,370	93,716
Refundable deposits – current	44,119	19,414	19,337
Prepaid expenses and other current assets	11,278	8,999	7,687

Total current assets	519,774	548,798	563,558
Long-term investments	120	1,715	4,510
Property and equipment (net)	48,910	51,587	51,638
Goodwill and intangible assets (net)	72,840	65,653	64,904
Other assets	5,593	7,283	6,995

Total assets	647,237	675,036	691,605

Accounts payable	32,949	31,077	41,975
Loans	25,000	20,700	12,000
Income tax payable	21,355	11,775	6,736
Accrued expenses and other current liabilities	50,750	66,371	53,160

Total current liabilities	130,054	129,923	113,871
Other liabilities	21,354	23,785	27,307

Total liabilities	151,408	153,708	141,178
Shareholders’ equity	495,829	521,328	550,427

Total liabilities & shareholders’ equity	647,237	675,036	691,605

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2018 and full year 2018 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2018 and full year 2018. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com